SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                    Under the Securities Exchange Act of 1934


                               Electric City Corp.
                                (Name of Issuer)


                 Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)


                                    284868106
                                 (CUSIP Number)


          Marc E. Manly, Executive Vice President, Chief Legal Officer
                                  Cinergy Corp.
                              139 E. Fourth Street
                              Cincinnati, OH 45202
                               (513) 421-9500 (Name, Address and Telephone
               Number of Person
             Authorized to Receive Notices and Communications)


                                  June 27, 2003
                    (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 284868106              SCHEDULE 13D
- ------------------------------------------------------------------------------
(1)   Names of Reporting Persons

      Cinergy Ventures II, LLC

- ------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
      See Items 5 and 6
- ------------------------------------------------------------------------------
(3)   SEC Use Only

- ------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions) WC (See Item 3)
- ------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

- ------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
- ------------------------------------------------------------------------------
Number of                         7.  Sole Voting Power
Shares                                5,281,473
Beneficially                      --------------------------------------------
Owned by                          8.  Shared Voting Power
Each                              --------------------------------------------
Reporting                         9.  Sole Dispositive Power
Person With                           5,281,473
                                  --------------------------------------------
                                  10. Shared Dispositive Power
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      5,281,473
- ------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| See (2) above and Items 5 and 6

- ------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11) 16.3%

- ------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions) OO

- ------------------------------------------------------------------------------




CUSIP NO. 284868106              SCHEDULE 13D
- ------------------------------------------------------------------------------
(1)   Names of Reporting Persons

      Cinergy Technologies, Inc.

- ------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
      See Items 5 and 6
- ------------------------------------------------------------------------------
(3)   SEC Use Only

- ------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions) OO (See Item 3)
- ------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

- ------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
- ------------------------------------------------------------------------------
Number of                         7.  Sole Voting Power
Shares                                5,281.473
Beneficially                      --------------------------------------------
Owned by                          8.  Shared Voting Power
Each                              --------------------------------------------
Reporting                         9.  Sole Dispositive Power
Person With                           5,281,473
                                  --------------------------------------------
                                  10. Shared Dispositive Power
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      5,281,473
- ------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| See (2) above and Items 5 and 6

- ------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11) 16.3%

- ------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions) HC

- ------------------------------------------------------------------------------





CUSIP NO. 284868106              SCHEDULE 13D
- ------------------------------------------------------------------------------
(1)   Names of Reporting Persons

      Cinergy Corp.

- ------------------------------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (a) |_|
                                                                    (b) |X|
      See Items 5 and 6
- ------------------------------------------------------------------------------
(3)   SEC Use Only

- ------------------------------------------------------------------------------
(4)   Source of Funds (See Instructions) oo (See Item 3)
- ------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) |_|

- ------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization

      Delaware
- ------------------------------------------------------------------------------
Number of                         7.  Sole Voting Power
Shares                                5,281,473
Beneficially                      --------------------------------------------
Owned by                          8.  Shared Voting Power
Each                              --------------------------------------------
Reporting                         9.  Sole Dispositive Power
Person With                           5,281,473
                                  --------------------------------------------
                                  10. Shared Dispositive Power
- ------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      5,281,473
- ------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |X| See (2) above and Items 5 and 6

- ------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11) 16.3%

- ------------------------------------------------------------------------------
(14)  Type of Reporting Person (See Instructions) HC

- ------------------------------------------------------------------------------


Item 1.     Security and Issuer.


            Common Stock, $0.0001 par value ("Common Stock"), of Electric City Corp., 1280 Landmeier Road, Elk Grove Village, Illinois 60007 (the "Company").


Item 2.     Identity and Background.

            Cinergy Ventures II, LLC ("Ventures") is a single member limited liability company organized under the laws of the State of Delaware. Ventures' principal business address and office is located at 139 E. Fourth Street, Cincinnati, Ohio 45202. The principal business of Ventures is to engage in energy related investments. The sole member of Ventures is Cinergy Technologies, Inc. ("Technologies"), a Delaware corporation serving primarily as an intermediate holding company for various Cinergy subsidiaries. Technologies' principal business address and office is located at 139 E. Fourth Street, Cincinnati, Ohio 45202. Technologies is a subsidiary of Cinergy Corp. ("Cinergy"), a Delaware corporation, serving primarily as a holding company for its various subsidiaries, which are engaged in energy and related businesses. Cinergy's principal business address and office is located at 139 E. Fourth Street,Cincinnati, Ohio 45202.

            Information required pursuant to Item 2(d) and (e) for Ventures, Technologies and Cinergy and current information concerning the members of the board of directors and executive officers of Ventures, Technologies and Cinergy is set forth on Schedule I hereto.

Item 3.     Source and Amount of Funds or Other Consideration.

            In acquiring the securities, Ventures entered into three separate securities purchase and sale agreements, each dated and consummated on June 27, 2003: a. A Securities Purchase Agreement (the "ECC SPA") with the Company and four additional investors (the "Additional Investors") to acquire certain classes of the Company's securities. b. An EPPF Securities Purchase and Sale Agreement (the "EPPF SPA") with EP Power Finance, L.L.C. ("EPPF") and three additional investors.* c. A Duke Securities Purchase and Sale Agreement (the "Duke SPA," and together with the ECC SPA and the EPPF SPA, the "Securities Purchase Agreements") with Duke Capital Partners, LLC ("Duke") and three additional investors.*

* The three additional investors on each of the EPPF SPA and Duke SPA were three of the four Additional Investors.

Under the terms of the Securities Purchase Agreements, Ventures purchased $2,000,000 of the Company's securities as described more fully below.

            The source of funds for Ventures' purchase of the securities pursuant to the Securities Purchase Agreements came from Ventures' working capital that Ventures had received from Technologies as a capital contribution.

            Ventures is currently deemed to have beneficial ownership of the securities to be issued pursuant to the Securities Purchase Agreements because it owns Common Stock directly or has the right to acquire Common
Stock indirectly through the conversion of the Series A Preferred, Series B Preferred (each defined below) or the exercise of warrants to purchase Common Stock or Series D Preferred, as applicable, within sixty days of June 27, 2003.

            It is anticipated that the source of funds for Ventures' exercise of the warrants issued under the Securities Purchase Agreements will be provided by Ventures' working capital.


Item 4.  Purpose of Transaction.

            Ventures acquired, for investment purposes, $2,000,000 of the Company's securities, consisting of: 60,000 shares of Series D Convertible Preferred Stock ("Series D Preferred"); 377,390 of Series A Convertible Preferred Stock ("Series A Preferred"); warrants to purchase 15,000 shares of Series D Preferred; 73,198 shares of Common Stock, and warrants to purchase up to 684,375 shares of Common Stock.

            The Company's board of directors is currently comprised of 12 directors. Ventures has the right to elect one director of the Company.

            Ventures expects to evaluate on a continuing basis its goals and objectives and general economic and equity market conditions, as well as the Company's business operations and prospects. Based on such evaluations, from time to time in the future, Ventures may (1) convert the Series A Preferred or Series D Preferred into Common Stock, (2) exercise the warrants to purchase the Series D Preferred, and subsequently convert such stock into Common Stock, or (3) exercise the warrants to purchase Common Stock for investment purposes. Ventures may also make additional purchases of the Company's Common Stock. Ventures may, subject to the Investor Rights Agreement (defined below) and the Stock Trading Agreement (defined below), from time to time sell all or a portion of the Common Stock that it now holds either in private placements, in the open market pursuant to Rule 144, and/or pursuant to available exemptions from the registration requirements of the Securities Act of 1933.

            Except as set forth above, neither Ventures nor, to the knowledge of Ventures, any of the persons named in Schedule I to this document, has any plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ventures, however, may at any time and from time to time, review or reconsider its position with respect to any of such matters.


Item 5.  Interest in Securities of the Issuer.

            (a) Ventures and the Additional Investors entered into the Securities Purchase Agreements to acquire certain classes of the Company's securities. Under the terms of the Securities Purchase Agreements, Ventures purchased 60,000 shares of Series D Preferred; 377,390 shares of Series A Preferred; warrants to purchase 15,000 shares of Series D Preferred; 73,198 shares of Common Stock, and warrants to purchase up to 684,375 shares of Common Stock. The Additional Investors purchased, in the aggregate, 90,000 shares of Series D Preferred; 566,084 shares of Series A Preferred; warrants to purchase 22,500 shares of Series D Preferred, 109,797 shares of Common Stock and warrants to purchase 1,026,563 shares of Common Stock.

            Based on the current conversion ratios for the Series D Preferred and the Series A Preferred (each described below), Ventures and the Additional Investors, collectively, are the beneficial owners of 13,203,673 shares of Common Stock. Of this total number of shares, Ventures and the Additional Investors have a right to acquire 13,020,678 shares of Common Stock from the exercise of the warrants to purchase Common Stock and Series D Preferred, and the conversion of Series A Preferred and Series D Preferred. Based on the 34,148,022 shares of Common Stock issued and outstanding as of June 27, 2003, as reported by the Company to Ventures, Ventures and the Additional Investors, as a group, may be deemed to beneficially own approximately 28.0% of the outstanding Common Stock. However, Ventures disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors. Therefore, Ventures beneficially owns 5,281,473 shares of Common Stock on an as converted basis. This number includes 5,208,275 shares of Common Stock for which Ventures has a right to acquire pursuant to the exercise of the warrants to purchase Common Stock and Series D Preferred and the conversion of the Series A Preferred and Series D Preferred. Based on the 34,148,022 shares of Common Stock issued and outstanding as of June 27, 2003, as reported by the Company, Ventures may be deemed the beneficial owner of approximately 13.4% of the outstanding Common Stock.

            Except as otherwise described herein, none of the controlling members or members of the board of directors or executive officers of Ventures and the controlling members named in Item 2 are the beneficial owners of any shares of Common Stock purchased or to be purchased by Ventures.

            (b) Ventures has the sole power to vote and direct the vote or to dispose or direct the disposition of 5,281,473 shares of Common Stock on an as converted basis. Ventures disclaims beneficial ownership of shares of Common Stock beneficially owned by the Additional Investors.

            No controlling member or member of the board of directors or executive officer of Ventures or a controlling member named in Item 2 has the sole power to vote or direct the vote or dispose or direct the disposition of any shares of Common Stock purchased or to be purchased by Ventures.

            (c) See Item 6 below.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased or to be purchased by Ventures.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

            On June 27, 2003, Ventures and the Additional Investors entered into the Securities Purchase Agreements with the Company, EPPF and Duke respectively. The transactions contemplated by the Securities Purchase Agreements were consummated on June 27, 2003. Pursuant to the terms of the Securities Purchase Agreements, Ventures and the Additional Investors collectively purchased $5,000,000 in aggregate amount of Series A Preferred, Series D Preferred, warrants to purchase Series D Preferred, shares of Common Stock and warrants to purchase Common Stock. Ventures purchased the following securities for $2,000,000:

1. 60,000 shares of Series D Convertible Preferred Stock; 2. 377,390 shares of Series A Convertible Preferred Stock; 3. warrants to purchase 15,000 shares of Series D Preferred Stock 4. 73,198 shares of Common Stock; and 5. warrants to purchase up to 684,375 shares of Common Stock.

            The Series D Preferred is convertible at any time after 60 days of June 27, 2003 into shares of Common Stock at the option of the holder as determined by dividing $10 by the conversion price, which has been initially set at $1, multiplied by each share of Series D Preferred, subject to adjustments as set forth in the original Series D Securities Purchase Agreement. Based on the initial conversion ratio, Ventures has the right to acquire 750,000 shares of Common Stock as a result of the conversion of the Series D Preferred and the exercise of the warrants to purchase Series D Preferred. Each outstanding share of Series D Preferred is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Series D Preferred until the first dividend payment that occurs after three years following the initial issuance of the Series D Preferred. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

         The Series A Preferred is convertible at any time after 60 days of September 7, 2001, into shares of Common Stock at the option of the holder as determined by dividing $10 by the conversion price, which has been initially set at $1, multiplied by each share of Series A Preferred, subject to adjustments as set forth in the ECC Securities Purchase Agreement. Based on the current conversion ratio, Ventures has the right to acquire 3,773,900 shares of Common Stock as a result of the conversion of the Series A Preferred. Each outstanding share of Series A Preferred is entitled to dividends at a rate of 10% per year of its stated value, which is $10.00. The Company may pay dividends in cash or additional shares of Series A Preferred until the first dividend payment that occurs after three years following the initial issuance of the Series A Preferred. After that date, dividends must be paid in cash and the dividend rate increases 0.5% every six months to a maximum rate of 15% per year.

            Pursuant to the terms of the Series A Preferred, Ventures and the Additional Investors have the right to elect up to four directors of the twelve-member board of directors, subject to decrease depending on the number of shares of Series A Preferred outstanding. Depending on the number of shares of Series A Preferred outstanding, the holders will also have special approval rights to approve certain matters in which the Company proposes to engage.

            In connection with the Securities Purchase Agreements, the Company entered into certain ancillary agreements -- the Joinder and Second Amendment to Investor Rights Agreement, and the Stock Trading Agreement. Under the terms of the Joinder and Second Amendment to Investor Rights Agreement, dated as of June 27, 2003 (the "Investor Rights Agreement"), between the Company, Ventures, the Additional Investors and previous investors (collectively with Ventures and the Additional Investors, "Investors"), which became effective on June 27, 2003, the Investors have the right to require the Company to register the shares of Common Stock received directly or indirectly pursuant to the Securities Purchase Agreements. The Investors, as a group, have the right to demand an aggregate of four registrations provided that each registration represents at least $5 million of market value. The Investors are also entitled to customary "piggyback" registration rights. Under the Investors Rights Agreement, the Investors have preemptive rights with respect to future sales by the Company of its capital stock to permit such parties to maintain their percentage ownership interests.

            On June 27, 2003, the Company, Ventures and the Additional Investors entered into the Stock Trading Agreement (the "Stock Trading Agreement") that limits the ability of Ventures and the Additional Investors, (the "Restricted Parties") to sell Common Stock into the public market. The Stock Trading Agreement became effective on June 27, 2003. The Restricted Parties may not sell their shares of Common Stock until the Company has completed a qualified primary offering, as set forth in the Stock Trading Agreement, without complying with the sale restrictions set forth in such agreement. If the Company does not complete a qualified public offering within 18 months after the closing of the Securities Purchase Agreement, the parties may sell their shares subject to certain trading volume and block sale limitations set forth in the Stock Trading Agreement. Each of the Restricted Parties and the Company has a right of first offer if any other Restricted Party intends to sell its shares in a private transaction. The Stock Trading Agreement will terminate September 7, 2004. However, if a qualified primary offering is completed within three years after the Stock Trading Agreement becomes effective, the Stock Trading Agreement will terminate 18 months after the completion of the qualified primary offering. Except as set forth above, to the knowledge of Ventures, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ventures and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                  On June 27, 2003, Ventures, the Additional Investors, the Company, Duke and EPPF, entered in to an Escrow Agreement that governed the mechanics of the closing of the transactions discussed more fully herein.


Item 7.  Material to Be Filed as Exhibits.

EXHIBIT
NO.      DESCRIPTION

1. Securities Purchase Agreement, dated as of June 27, 2003, by and among Electric City Corp., Cinergy Ventures II, LLC and the Additional Investors.

2. Joinder and Second Amendment to Investor Rights Agreement, dated as of June 27, 2003, by and among Electric City Corp. and the Investors.

3. Stock Trading Agreement, dated as of June 27, 2003, by and among Electric City Corp., Ventures and the Investors.

4. Duke Securities Agreement, dated as of June 27, 2003, by and among Duke capital Partners, LLC, Ventures and the Additional Investors.

5. EPPF Securities Purchase and Sale Agreement, dated as of June 27, 2003, by and among EP Power Finance, L.L.C., Ventures and the Additional Investors.

6. Escrow Agreement Letter, dated as of June 26, 2003, by and among Electric City Corp., Ventures, EPPF, Duke and the Additional Investors.

7.       Joint Filing Agreement
---------------












                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: July 8, 2003                             CINERGY VENTURES II, LLC


                                            By:/s/Marc E. Manly
                                               Marc E. Manly
                                               Executive Vice President and
                                               Chief Legal Officer



Date: July 8, 2003                             CINERGY TECHNOLOGIES, INC.


                                            By:/s/Marc E. Manly
                                               Marc E. Manly
                                               Executive Vice President and
                                               Chief Legal Officer



Date: July 8, 2003                             CINERGY CORP.


                                            By:/s/Marc E. Manly
                                               Marc E. Manly
                                               Executive Vice President and
                                               Chief Legal Officer








                                   SCHEDULE I

The name, business address, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of each of (i) the members of the board of directors and executive officers of Ventures, (ii) the members of the board of directors and executive officers of Technologies, and(iii) the members of the board of directors and executive officers of Cinergy, are set forth below. Unless otherwise indicated, the business address of each of the directors or executive officers is that of Cinergy at 139 E. Fourth Street, Cincinnati, OH 45202. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Cinergy.



 (i) Cinergy Ventures II, LLC

Name                    Capacity in
                        Which Serves                    Principal Occupation
                        at Ventures


R.Foster Duncan         President                      Executive Vice President
                                                       Chief Financial Officer

Marc E. Manly           Executive Vice President       Executive Vice President
                        Chief Legal Officer            Chief Legal Officer
                                                       Assistant Secretary

Bennett L. Gaines       Vice President                 Vice President
                        Chief Technology Officer       Chief Technology Officer

Theodore R. Murphy II   Senior Vice President          Senior Vice President
                        Chief Risk Officer             Chief Risk Officer

Frederick J. Newton III Executive Vice President       Executive Vice President
                        Chief Administrative           Chief Administrative
                        Officer                        Officer

Bernard F. Roberts      Vice President                 Vice President



(ii) Cinergy Technologies, Inc.

Name                   Capacity in Which Serves        Principal Occupation
                        at Technologies

William J. Grealis           Director                  Executive Vice President

James E. Rogers              Director                  President
                                                       Chief Executive Officer
                                                       Chairman of the Board

R.Foster Duncan              Director                  Executive Vice President
                             President                 Chief Financial Officer


Marc E. Manly                Executive Vice President  Executive Vice President
                             Chief Legal Officer       Chief Legal Officer
                                                       Assistant Secretary

Bennett L. Gaines            Vice President            Vice President
                             Chief Technology Officer  Chief Technology Officer

Theodore R. Murphy II        Senior Vice President     Senior Vice President
                             Chief Risk Officer        Chief Risk Officer

Frederick J. Newton III      Executive Vice President  Executive Vice President
                             Chief Administrative      Chief Administrative
                             Officer                   Officer

Bernard F. Roberts           Vice President            Vice President




(iii) Cinergy Corp.

Name               Capacity    Business                Principal Occupation
                   in Which    Address
                   Serves
                   at
                   Cinergy


James E. Rogers     Director   Cinergy Corp.           President
                               139 E. Fourth Street    Chief Executive
                               Cincinnati, OH          Officer, Chairman
                                                       of the Board of
                                                       Cinergy Corp.

Michael G. Browning Director   Browning Investments,   Chairman and
                               Inc.                    President of
                               251 N. Illinois         Browning
                               Indianapolis, IN        Investments, Inc.

Phillip R. Cox      Director   Cox Financial Corp.     President and Chief
                               105 E. 4th Street       Executive Officer of
                               Cincinnati, OH          Cox Financial
                                                       Corporation

George C. Juilfs    Director   SENCORP                 Chairman and Chief
                               1 Riverfront Pl.        Executive Officer of
                               #1000                   SENCORP
                               Newport, KY

Thomas E. Petry     Director   The Union Central Life  Director of The
                               Insurance Company       Union Central Life
                                                       Insurance Company
                                                       and U.S. Bancorp

Mary L. Schapiro    Director   NASD Regulation, Inc.   Vice Chairman of
                               1735 K. Street, N.W.    NASD and President
                               Washington, D.C.        of Regulatory Policy
                                                       and Oversight

John J. Schiff, Jr. Director   Cincinnati Financial    Chairman, President
                               Corporation             Chief Executive
                               6200 South Gilmore Rd.  Officer of
                               Fairfield, OH           Cincinnati Financial
                                                       Corporation and the
                                                       Cincinnati Insurance
                                                       Company

Philip R. Sharp      Director  John F. Kennedy         Senior Research
                               School of Government    Fellow at Harvard
                               Harvard University      University's John
                               Cambridge, MA           F. Kennedy School
                                                       of Government

Dudley S. Taft      Director   Taft Broadcasting       President
                               Company                 Chief Executive
                               312 Walnut Street       Officer of Taft
                               Cincinnati, OH          Broadcasting Company


R. Foster Duncan         Executive Vice                Executive Vice
                         President                     President
                         Chief Financial Officer       Chief Financial Officer

Marc E. Manly            Executive Vice                Executive Vice
                         President                     President
                         Chief Legal Officer           Chief Legal Officer
                         Assistant Secretary           Assistant Secretary

Bennett L. Gaines        Vice President                Vice President
                         Chief Technology              Chief Technology
                         Officer                       Officer

Theodore R. Murphy II    Senior Vice                   Senior Vice
                         President                     President
                         Chief Risk Officer            Chief Risk Officer

Frederick J. Newton III  Executive Vice                Executive Vice
                         President                     President
                         Chief Administrative          Chief Administrative
                         Officer                       Officer

Bernard F. Roberts       Vice President                Vice President

------------------------------

Item 2(d): To the knowledge of Ventures, none of Ventures, Technologies or Cinergy, or any of the individuals identified in this Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e): To the knowledge of Ventures, none of Ventures, Technologies or Cinergy, or any of the individuals identified in this Schedule I has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f): Each of the individuals identified in this Schedule I is a citizen of the United States of America.